EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2018

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated joint ventures and after distribution of earnings from unconsolidated joint ventures	$63,145
Add:	Interest expense	41,847
	Depreciation expense on capitalized interest	1,080
	Amortization of deferred financing costs	1,798

	Earnings before fixed charges	$107,870

	Fixed charges:
	Interest expense	$41,847
	Amortization of deferred financing costs	1,798
	Capitalized interest	11,896

	Fixed charges	55,541

	Preferred unit distributions	236

	Combined fixed charges	$55,777

	Ratio of earnings to fixed charges	1.94

	Ratio of earnings to combined fixed charges	1.93